UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐Form N-CSR

For Period Ended: August 31, 2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Greenwood Hall, Inc.

Full Name of Registrant

____________________________

Former Name if Applicable

12424 Wilshire Boulevard, Suite 1030

Address of Principal Executive Office (Street and Number)

Los Angeles, California, 90025

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a)     The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)     The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Greenwood Hall, Inc. (the “Registrant”) has experienced a delay in completing the financial statements and related disclosures to be included in its Annual Report on Form 10-K for the year ended August 31, 2015 (the “Annual Report”). As a result of this delay, the Registrant is unable to file its Annual Report by the prescribed filing date without unreasonable effort or expense. The Registrant’s inability to timely file its Annual Report is a result of time needed to address certain accounting matters. We believe that these matters have been resolved. However, for the purposes of filing the Annual Report, the recording of adjustments relating to these matters, together with recording to the appropriate periods certain previously recorded and disclosed out-of-period adjustments, are not yet complete. The Registrant currently anticipates that it will be able to complete the work described above in time for the Registrant to file its Form 10-K for the year ended August 31, 2015 within the 15 day extension provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended. The Registrant does not expect any adjustments to its financial results for any previously reported period, as a result of the foregoing.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John Hall	(310)	905-8300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

Greenwood Hall, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 30, 2015	By /s/ John Hall
Chief Executive Officer